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                              INVACARE CORPORATION

                                                               March 24, 1997

Members, Council of Institutional Investors
Ms. Sarah Teslik, Executive Director
Suite 512
1730 Rhode Island Avenue, N.W.
Washington, D.C. 20036

    RE: IMPORTANT CORPORATE GOVERNANCE
        ALERT--NEGATIVE LEGISLATION PENDING

DEAR MEMBERS AND MS.  Teslik:

    As you convene for your spring meeting of the Council of Institutional Investors in Washington, D.C., we think that it is important to make you fully aware of a corporate governance battle that is being waged before the Georgia state legislature even as you meet. As you may know, Invacare Corporation has made a public tender offer for all of the outstanding common stock of Healthdyne Technologies, Inc. In response to the Invacare offer, Healthdyne and its advisors sponsored an eleventh-hour amendment to a routine bill in the Georgia legislature that, if enacted, would substantially alter the balance of power between shareholders and boards of directors of publicly held Georgia corporations.

    This bill, which was passed by the Georgia state Senate on Friday, is designed to entrench management at the expense of the rights of shareholders. Although these amendments were proposed in the context of one takeover battle, the implications of the bill affect corporate governance rights for all shareholders in Georgia public corporations and could signal a dangerous corporate governance trend in other states as well. The proposed amendment has not yet been acted upon by the Georgia House of Representatives but is up for reconsideration by the Georgia state Senate TODAY. Therefore, we urge you to take immediate action to make your voice heard in opposition to this legislation.

    As explained in more detail in the summary attached to this letter, the bill as proposed would, among other things, (i) automatically stagger the terms of the directors of all publicly traded Georgia corporations, (ii) prevent shareholders from removing directors of publicly traded Georgia corporations except for narrowly defined "cause" unrelated to the performance of the company and (iii) prevent shareholders of publicly traded Georgia corporations from adopting bylaws that limit the authority of the board of directors. This bill, if enacted, would substantially immunize boards of directors of publicly traded Georgia corporations from accountability to or removal by their own shareholders. For the next two years, only the board of directors would have the ability to "opt out." After March 1, 1999, a supermajority two-thirds would be required for the shareholders to escape the burden of these provisions on their own.

    The proposed bill has implications for you that go far beyond the proposed

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transaction between Invacare and Healthdyne or the effect of this particular director-entrenching measure on Georgia corporations. Currently, Georgia and virtually every other state requires shareholder approval to adopt a staggered board. Under the proposed bill, shareholders of publicly held Georgia corporations are automatically stripped of their right to decide whether they can elect an entire board at each annual meeting.

    Shareholders, not state legislatures manipulated by individual local boards of directors, must continue to have the right to make basic corporate governance decisions. If this type of misuse of legislative power can happen in Georgia, it can happen anywhere, substantially undercutting the ability of shareholders to decide whether to accept acquisition proposals and exercise control over their boards of directors. Even companies that already have staggered boards and other anti-takeover protections in place will be encouraged to influence the local legislature to make other bad laws for "good friends". State laws should not be amended merely to further the interests of one party in a private dispute, especially when the implications are as far-reaching as those of the proposed Georgia legislation. Unless this process in Georgia can be stopped immediately, it will set a dangerous precedent and could undermine the potential value of all your investments, whether in Georgia or elsewhere.

    For the reasons described above, we hope that you agree that the proposed legislation to amend Georgia corporate law is not in the best interests of all shareholders of publicly held Georgia corporations and signals a dangerous trend of state legislators interfering with shareholder rights to benefit local political agendas. The Georgia legislation is being considered, and could be enacted, as early as TODAY. Your immediate help is needed to stop this extraordinary usurpation of shareholder rights. Please help us communicate a strong message to the Georgia General Assembly by filling in the attached "message" and faxing it back to us TODAY at (404) 347-9080.

    We also urge you to call the Georgia legislators named on the attached list and let them hear your views against this proposed legislation or call Thomas S. Chambless (912/436-1548), Pete Robinson (706/649-3080) or Betsey Weltner (404/347-9860) for more information on how you can help in the fight against this anti-shareholder, director-entrenching legislation. Even if the Georgia state Senate fails to reconsider this legislation today, we will continue to fight and hope that we can count on your support.

    We look forward to your support in our fight of these outrageous attempts to manipulate the corporate laws of Georgia for the benefit of seven individuals, the current board of directors of Healthdyne.

                                                Sincerely,

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                                                A. Malachi Mixon, III
                                                Chairman and CEO
                                                Invacare Corporation

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                      MESSAGE TO GEORGIA GENERAL ASSEMBLY

RE: HB 294's Anti-shareholder, director-entrenching provisions

FROM:
     ---------------------------

     ---------------------------

The investment community is concerned that the Georgia General Assembly's effort to change the shareholder-board balance in Georgia is ill-conceived legislation that will have long-term, negative implications for Georgia's companies and Georgia's future investment climate.

COMMENTS:

---------------------------------------------------------------------------
ADDRESS:
        -------------------------------------------------------------------

                         PLEASE FAX TO (404) 347-9080.

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                   SUMMARY OF PROPOSED AMENDMENT TO H.B. 294

I. INTRODUCTION

    An amendment to the Georgia Business Corporation Code passed the Senate on Thursday, March 21, that, if enacted, would substantially immunize boards of directors of publicly held Georgia corporations from accountability to, or removal by, their own shareholders. This amendment, which bypassed the normal legislative review process and was not subjected to any committee deliberations, was proposed at the eleventh hour as an addendum to a routine bill on the floor of the Senate by legislators on behalf of one Georgia corporation that is currently the subject of an acquisition bid. The bill as proposed would, among other things, (i) automatically stagger the terms of the directors of all publicly traded Georgia corporations, (ii) prevent shareholders from removing directors of publicly held Georgia corporations except for narrowly defined "cause" unrelated to the performance of the corporation and (iii) prevent shareholders of publicly traded Georgia corporations from controlling the authority of boards of directors. For the next two years, only the board of directors would have the ability to "opt out." After March 1, 1999, a supermajority two-thirds would be required for the shareholders to'opt out" instead of the usual majority vote required for shareholder actions.

    The result of this amendment would be to insulate directors of corporations against loss of control, even if shareholders wish to change control, for at least two annual meetings of shareholders. When a bidder wishes to buy all of the shares of a corporation, the bidder normally has the ability to go to the target company shareholders and seek their support in removing incumbent directors who refuse to allow shareholders to accept an attractive bid. This amendment, if it becomes law, would nullify these rights and deny the shareholders the ability to accept the offer for at least two years.

    The amendment disrupts all Georgia corporations that currently are in the process of giving notice of their annual meetings or raising capital. Such corporations must now ask: are all our directors up for election this year, or only one-third? Georgia law has changed--will anyone want to buy our stock?

II. ANALYSIS

A. The proposed amendments would provide that all corporations with a class of stock registered under the Securities Exchange Act of 1934 shall have staggered boards. Proposed Section14-2-806(b).

     ** Would deny shareholders the freedom to decide the terms for directors and to decide whether the board shall be classified for the next two years.

     ** Would disrupt the patterns of those corporations whose shareholders have chosen to elect all directors annually.

     ** Would conflict with Section14-2-1020(c), which provides that a bylaw establishing staggered terms for directors may only be adopted, amended or repealed by the shareholders.

B. The proposed amendments would only permit removal of directors with staggered terms for "cause", which is narrowly defined and would not include mismanagement, poor performance or frustration of the ability of shareholders to accept an offer to buy their shares. Proposed
     Section 14-2-808(d). (See also Proposed Section 14-2-806(f)(2).)

     ** Disrupts the decisions of those corporations that have chosen the standard rule of allowing shareholders to remove directors with or without cause (Section14-2-808(a)).

C. The proposed amendments define "cause" narrowly to include only extreme misbehavior, such as commission of a felony, insanity and immoral acts. Inadequate performance or even mismanagement would not serve as cause for removal of directors. Refusing to follow the clear instructions of shareholders would not constitute cause, even if the instructions were "do not interfere with shareholders' ability to sell their shares." Proposed Section14-2-806(a)(1).

     ** Would deny a shareholder the ability to remove directors for reasons the shareholders deemed important.

D. The ability to "opt out" would be limited and biased in favor of boards of directors. Only the board of directors could "opt out" at any time. Shareholders could not "opt out" until March 1, 1999. A supermajority two-thirds vote would be required for an "opt out" by shareholders. Proposed Section14-2-806(c)(1).

     ** Would impose an abnormally restrictive voting rule if shareholders want to make directors more accountable.

     ** Would conflict with Georgia policy established in Section14-2-1021(a), which reserves the power to establish supermajority voting requirements solely to the shareholders.

     ** Ability of the board of directors to "opt out" at any time through bylaw amendment conflicts with Section14-2-1020(c), which currently provides that a bylaw providing for a staggered board may only be amended or repealed by the shareholders.

E. Would prohibit shareholders from amending the bylaws to restrict the discretion or power of the board. Proposed Section14-2-806(f)(3).

      ** Would conflict with current provisions of Section14-2-1020(c) and Section14-2-801(b) and (c), which permit shareholders to amend the bylaws to limit the authority of directors.

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F.   Would provide that the number of directors can be fixed only by majority vote of directors, unless the articles of incorporation provide otherwise, thus providing a majority of the board the opportunity to attempt to "pack" the board with friendly allies and dilute minority representation. Proposed Section14-2-806(c)(1). ** Presently the shareholders have the power to amend the bylaws to fix the number of directors (Section14-2-803(a)).

     ** Would conflict with Section14-2-1020(b), which provides that shareholders may amend or repeal bylaws even though the directors have concurrent power.

                       Key Members to Contact: Senate

Message: Vote for reconsideration on HB 294 on Monday, March 24, 1997.

Cheeks, Don (D)
23rd District (Parts of Columbia, Richmond)
(706) 736-1397--O
(706) 736-6348--H

Henson, Steve (D)
55th District (Parts of DeKalb, Fulton)
(404) 243-5127--O
(770) 469-5568--H

Hooks, George (D)
14th District (Taylor, Peach, Sumter)
(912) 924-2924--O
(912) 924-1649--H

Middleton, Guy (D)
50th District (Rabun, Towns, Union, Habersham, White, Lumpkin, Stephens, Dawson) (706) 864-3377--O/H

Starr, Terrell (D)
44th District (Part of Clayton)
(404) 366-5311--O
(404) 366-6746--H

Turner, Loyce (D)
8th District (Miller; Parts of Decatur, Brooks, Grady, Lowndes, Thomas)
(912) 242-5725--O
(912) 244-1501--H


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                    Key Members to Contact: House

Message: Vote against Senate additions to HB 294.

Coleman, Terry (D)
142nd District (Bleckley, Dodge, Parts of Laurens, Telfair)
(912) 374-5594--O
(912) 374-4878--H

Harbin, Ben (R)
113th District (Part of Columbia)
(706) 855-6700--O
(706) 650-8268--H

Irvin, Bob (R)
45th District (Part of Fulton)
(770) 643-5157--O
(not listed)--H

Lee, Bill (D)
94th District (Part of Clayton)
(404) 656-5024--O
(404) 761-6522--H

Polak, Mike (D)
67th District (Part of DeKalb)
(404) 249-6754--O
(404) 880-0432--H

Reichert, Robert (D)
126th District (Part of Bibb)
(912) 743-8651--O
(912) 477-5808--H

Sinkfield, Georganna (D)
57th District (Part of Fulton)
(404) 622-1515--O
(not listed)--H

Walker, Larry (D)
141st District (Parts of Crisp, Dooly, Houston)
(912) 987-1415--O
(912) 987-3029--H